Exhibit 2

2018 FOURTH QUARTER RESULTS â–ª Stock Listing Information Philippine Stock Exchange Ticker: CHP â–ª Investor Relations + 632 849 3600 E-Mail: chp.ir@cemex.com

Operating and Financial Highlights

	January - December			Fourth Quarter		
	2018	2017	% var	2018	2017	% var
Net sales	23,418	21,784	7%	5,513	5,223	6%
Gross profit	9,111	9,384	(3%)	1,898	2,168	(12%)
as % of net sales	39%	43%	(4pp)	34%	42%	(7pp)
Operating earnings before other expenses, net	1,366	1,987	(31%)	43	315	(86%)
as % of net sales	6%	9%	(3pp)	1%	6%	(5pp)
Controlling Interest Net Income (Loss)	(930)	659	N/A	(325)	(29)	(1016%)
Operating EBITDA	2,783	3,256	(15%)	372	628	(41%)
as % of net sales	12%	15%	(3pp)	7%	12%	(5pp)
Free cash flow after maintenance capital expenditures	1,029	1,232	(16%)	(578)	(270)	(114%)
Free cash flow	733	747	(2%)	(640)	(314)	(104%)
Net debt[1]	15,563	14,138	10%	15,563	14,138	10%
Total debt[1]	17,377	15,196	14%	17,377	15,196	14%
Earnings per share[2]	(0.18)	0.13	N/A	(0.06)	(0.01)	(1016%)

In millions of Philippine Pesos, except percentages and earnings per share

[1] U.S. dollar debt converted using end-of-period exchange rate. See Debt Information on page 4 and Exchange Rates on page 7 for more detail.

[2] In Philippine Pesos

Net sales increased by 6% year-over-year during the quarter due to higher prices. For 2018, net sales grew 7% compared to 2017, resulting from higher volumes and prices.

Cost of sales was at 66% of sales during the fourth quarter of 2018 versus 58% in the same period of 2017. The increase was due to higher raw material costs as APO Cement Plant used raw materials from other sources following the landslide in Naga, Cebu. Excluding the impact of the landslide, fourth quarter 2018 cost of sales is estimated to have been at 59% of sales.

Fuel costs and power costs accounted for 12% and 17% of cost of sales during the fourth quarter of 2018, compared to 25% and 21% in the same period of 2017, respectively, due to disrupted kiln operations following the landslide.

For 2018, cost of sales was at 61% of sales against 57% in 2017. This was mainly driven by increased raw material costs due to the landslide, and higher fuel and power costs, resulting from increased global fuel prices and the impact of the tax reform. Excluding the impact of the landslide, 2018 cost of sales is estimated to have been at 60% of sales.

Operating expenses, as a percentage of sales, decreased in 2018 by 1 pp compared to 2017.

Distribution expenses, as a percentage of sales, decreased by 2 pp year-over-year during the quarter mainly due to optimization of vessel charter agreements.

For 2018, distribution expenses, as a percentage of sales, were flat year-over-year. Initiatives to increase operational efficiency mitigated higher fuel costs and other inputs.

Selling and administrative expenses, as a percentage of sales, declined by 1 pp in 2018 due to efforts to optimize costs and lower marketing expenses.

Operating EBITDA decreased by 41% during the quarter. 2018 operating EBITDA decreased by 15% compared to 2017.

Operating EBITDA margin during the quarter was 7%, 5 pp lower than in the same period last year. Margins were affected by increased raw material costs as APO Cement Plant used alternative raw materials from other sources following the landslide in Naga, Cebu. This impact was partially offset by the price increase implemented in November.

Operating EBITDA margin for 2018 was 12%.

Controlling interest net income for the quarter recorded a loss of PHP 325 million, mainly due to lower operating EBITDA, higher financial expenses, and higher income tax expenses.

For 2018, the company incurred a loss of PHP 930 million due to higher income tax expenses recorded in the second quarter, lower operating EBITDA, and higher foreign exchange losses.

Total debt at the end of December 2018 stood at PHP 17,378 million, of which PHP 13,767 million pertained to long-term debt owed to BDO Unibank, Inc.

2018 Fourth Quarter Results Page 2

Operating Results Domestic Gray Cement January—December Fourth Quarter Fourth Quarter 2018 2018 vs. 2017 2018 vs. 2017 vs. Third Quarter 2018 Volume 7% 0% (10%) Price in PHP 1% 6% 1% Our domestic cement volumes were flat year-over-year during the quarter as volume performance was affected by production constraints caused by the landslide in Naga, Cebu, near our APO Cement Plant. Industry demand remained robust driven by demand from both the private and public sectors. Our absolute domestic cement volumes were an all-time high in 2018, as volumes grew 7% year-over-year aided by debottlenecking initiatives to increase production and supply chain throughput by half a million tons. This performance also reflects increased construction activity from both public and private sectors. Our domestic cement prices were 6% higher during the quarter versus previous year same period. Sequentially, domestic cement prices were 1% higher, reflecting adjustments for increased input costs. 2018 Fourth Quarter Results Page 3

Operating EBITDA, Free Cash Flow and Debt Information

Operating EBITDA and Free Cash Flow

	January - December			Fourth Quarter		
	2018	2017	% var	2018	2017	% var
Operating earnings before other expenses, net	**1,366**	**1,987**	**(31%)**	**43**	**315**	**(86%)**
+ Depreciation and operating amortization	1,416	1,269		330	313	
Operating EBITDA	**2,783**	**3,256**	**(15%)**	**372**	**628**	**(41%)**
- Net financial expenses	952	895		275	228	
- Maintenance capital expenditures	1,145	844		652	431	
- Change in working capital	(886)	(116)		(108)	232	
- Income taxes paid	500	553		80	129	
- Other cash items (net)	43	(153)		51	(122)	
Free cash flow after maintenance capital expenditures	**1,029**	**1,232**	**(16%)**	**(578)**	**(270)**	**(114%)**
- Strategic capital expenditures	295	485		62	43	
Free cash flow	**733**	**747**	**(2%)**	**(640)**	**(314)**	**(104%)**

In millions of Philippine Pesos

Debt Information

	Fourth Quarter			Third Quarter
	2018	2017	% var	2018
Total debt[1]	**17,377**	**15,196**	**14%**	**15,270**
Short term	7%	2%		4%
Long term	93%	98%		96%
Cash and cash equivalents	1,814	1,058	71%	2,517
Net debt	**15,563**	**14,138**	**10%**	**12,753**

	Fourth Quarter	
	2018	2017
Currency denomination		
U.S. dollar[2]	15%	1%
Philippine peso	85%	99%
Interest rate		
Fixed	38%	43%
Variable	62%	57%

In millions of Philippine Pesos, except percentages

[1] U.S. dollar debt converted using end-of-period exchange rate. See Exchange Rates on page 7 for more detail.

[2] Pertains to related party loans with CEMEX Asia B.V.

2018 Fourth Quarter Results Page 4

Financial Results

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.
(Thousands of Philippine Pesos in nominal terms, except per share amounts)

INCOME STATEMENT	January - December 2018	2017	% var	Fourth Quarter 2018	2017	% var
Net sales	23,417,697	21,784,450	7%	5,512,576	5,223,198	6%
Cost of sales	(14,307,126)	(12,400,901)	(15%)	(3,614,867)	(3,054,759)	(18%)
Gross profit	**9,110,571**	**9,383,549**	**(3%)**	**1,897,709**	**2,168,439**	**(12%)**
Selling and Administrative expenses	(3,008,799)	(3,079,349)	2%	(806,855)	(778,313)	(4%)
Distribution expenses	(4,735,330)	(4,317,633)	(10%)	(1,047,985)	(1,074,672)	2%
Operating earnings before other expenses, net	**1,366,442**	**1,986,567**	**(31%)**	**42,869**	**315,454**	**(86%)**
Other income (expenses), net	(42,653)	(226,180)	81%	(50,889)	(257,280)	80%
Operating earnings (loss)	**1,323,789**	**1,760,387**	**(25%)**	**(8,020)**	**58,174**	**N/A**
Financial expenses, net	(951,945)	(895,295)	(6%)	(275,400)	(228,192)	(21%)
Foreign exchange gain (loss), net	(331,009)	(66,738)	(396%)	139,464	90,470	54%
Net income (loss) before income taxes	**40,835**	**798,354**	**(95%)**	**(143,956)**	**(79,548)**	**(81%)**
Income tax benefit (expenses)	(970,993)	(139,544)	(596%)	(181,475)	50,397	N/A
Consolidated net income (loss)	**(930,158)**	**658,810**	**N/A**	**(325,431)**	**(29,151)**	**(1016%)**
Non-controlling interest net income (loss)	95	25	280%	73	4	1725%
Controlling Interest net income (loss)	**(930,063)**	**658,835**	**N/A**	**(325,358)**	**(29,147)**	**(1016%)**
Operating EBITDA	**2,782,866**	**3,255,800**	**(15%)**	**372,482**	**628,342**	**(41%)**
Earnings per share	**(0.18)**	**0.13**	**N/A**	**(0.06)**	**(0.01)**	**(1016%)**

BALANCE SHEET	as of December 31 2018	2017	% Var
Total Assets	**55,698,101**	**51,751,676**	**8%**
Cash and Temporary Investments	1,813,665	1,058,267	71%
Trade Accounts Receivables	708,906	833,259	(15%)
Other Receivables	1,053,379	101,002	943%
Inventories	3,488,178	3,258,252	7%
Assets held for sale	0	90,629	
Other Current Assets	1,690,546	1,310,504	29%
Current Assets	8,754,674	6,651,913	32%
Fixed Assets	15,617,365	15,582,732	0%
Investments in an associate and other investments	14,097	15,407	(9%)
Other assets and noncurrent accounts receivables	2,887,848	716,700	303%
Deferred income taxes - net	564,423	925,230	(39%)
Goodwill	27,859,694	27,859,694	0%
Other Assets	31,326,062	29,517,031	6%
Total Liabilities	**26,825,821**	**22,329,280**	**20%**
Current Liabilities	10,080,385	6,873,552	47%
Long-Term Liabilities	16,009,642	14,674,110	9%
Other Liabilities	735,794	781,618	(6%)
Consolidated Stockholders' Equity	**28,872,280**	**29,422,396**	**(2%)**
Non-controlling Interest	193	221	(13%)
Stockholders' Equity Attributable to Controlling Interest	28,872,087	29,422,175	(2%)

2018 Fourth Quarter Results Page 5

Financial Results

CEMEX Holdings Philippines

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.
(Thousands of U.S. Dollars, except per share amounts)

	January - December			Fourth Quarter		
INCOME STATEMENT	2018	2017	% var	2018	2017	% var
Net sales	444,422	432,388	3%	104,296	103,218	1%
Cost of sales	(271,521)	(246,139)	(10%)	(68,392)	(60,367)	(13%)
Gross profit	**172,901**	**186,249**	**(7%)**	**35,904**	**42,851**	**(16%)**
Selling and Administrative expenses	(57,101)	(61,121)	7%	(15,265)	(15,382)	1%
Distribution expenses	(89,867)	(85,698)	(5%)	(19,828)	(21,237)	7%
Operating earnings before other expenses, net	**25,933**	**39,430**	**(34%)**	**811**	**6,232**	**(87%)**
Other income (expenses), net	(809)	(4,489)	82%	(963)	(5,084)	81%
Operating earnings (loss)	**25,124**	**34,941**	**(28%)**	**(152)**	**1,148**	**N/A**
Financial expenses, net	(18,066)	(17,770)	(2%)	(5,210)	(4,509)	(16%)
Foreign exchange gain (loss), net	(6,282)	(1,325)	(374%)	2,639	1,788	48%
Net income (loss) before income taxes	**776**	**15,846**	**(95%)**	**(2,723)**	**(1,573)**	**(73%)**
Income tax benefit (expenses)	(18,428)	(2,770)	(565%)	(3,433)	996	N/A
Consolidated net income (loss)	**(17,652)**	**13,076**	**N/A**	**(6,156)**	**(577)**	**(967%)**
Non-controlling interest net income (loss)	2	0		1	0	
Controlling Interest net income (loss)	**(17,650)**	**13,076**	**N/A**	**(6,155)**	**(577)**	**(967%)**
Operating EBITDA	**52,813**	**64,623**	**(18%)**	**7,047**	**12,417**	**(43%)**

	as of December 31		
BALANCE SHEET	2018	2017	% Var
Total Assets	**1,059,302**	**1,036,485**	**2%**
Cash and Temporary Investments	34,493	21,195	63%
Trade Accounts Receivables	13,482	16,689	(19%)
Other Receivables	20,034	2,023	890%
Inventories	66,340	65,256	2%
Assets held for sale	0	1,815	
Other Current Assets	32,153	26,247	23%
Current Assets	166,502	133,225	25%
Fixed Assets	297,021	312,092	(5%)
Investments in an associate and other investments	268	309	(13%)
Other assets and noncurrent accounts receivables	54,923	14,353	283%
Deferred income taxes - net	10,735	18,531	(42%)
Goodwill	529,853	557,975	(5%)
Other Assets	595,779	591,168	1%
Total Liabilities	**510,191**	**447,212**	**14%**
Current Liabilities	191,715	137,663	39%
Long-Term Liabilities	304,482	293,894	4%
Other Liabilities	13,994	15,655	(11%)
Consolidated Stockholders' Equity	**549,110**	**589,273**	**(7%)**
Non-controlling Interest	4	4	(10%)
Stockholders' Equity Attributable to Controlling Interest	549,106	589,269	(7%)

2018 Fourth Quarter Results

Page 6

Definitions of Terms and Disclosures

CEMEX HOLDINGS PHILIPPINES

Methodology for translation, consolidation, and presentation of results

CEMEX Holdings Philippines, Inc. ("CHP") reports its consolidated financial statements under Philippine Financial Reporting Standards ("PFRS"). When reference is made in 2018 and 2017 to consolidated financial statements, it means CHP financial information together with its subsidiaries.

For the purpose of presenting figures in U.S. dollars, the consolidated balance sheet as of December 31, 2018 has been converted at the end of period exchange rate of 52.58 Philippine pesos per US dollar while the consolidated income statement for the twelve-month period ended December 31, 2018 has been converted at the January to December 2018 average exchange rate of 52.69 Philippine pesos per US dollar. On the other hand, the consolidated income statement for the three-month period ended December 31, 2018 has been converted at the October to December 2018 average exchange rate of 52.86 Philippine pesos per US dollar.

Definition of terms

PHP refers to Philippine Pesos.

pp equals percentage points.

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

Maintenance capital expenditures investments incurred for the purpose of ensuring the company's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Strategic capital expenditures investments incurred with the purpose of increasing the company's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Change in Working capital in the Free cash flow statements only include trade receivables, trade payables, receivables and payables from and to related parties, other current receivables, inventories, other current assets, and other accounts payable and accrued expense.

Net debt equals total debt minus cash and cash equivalents.

Exchange Rates	January - December		Fourth Quarter		January - December	
	2018 average	2017 average	2018 average	2017 average	2018 End of period	2017 End of period
Philippine peso	52.69	50.38	52.86	50.60	52.58	49.93

Amounts provided in units of local currency per US dollar

2018 Fourth Quarter Results Page 7